UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                        GLOBAL PHARMACEUTICAL CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   378922 10 8
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Larry A. Kimmel
                              Robert Fleming, Inc.
                          320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 2, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378922 10 8              SCHEDULE 13D               Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,616,000 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             259,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,616,000 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        259,000 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,875,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378922 10 8              SCHEDULE 13D               Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               259,000 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,616,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        259,000 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,616,000 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,875,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378922 10 8              SCHEDULE 13D               Page 4 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,875,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,875,000 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,875,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378922 10 8              SCHEDULE 13D               Page 5 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,875,000 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,875,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,875,000 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,875,000 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,875,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378922 10 8              SCHEDULE 13D               Page 6 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,875,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IA, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378922 10 8              SCHEDULE 13D               Page 7 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United Kingdom
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,875,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

      Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1. Security and Issuer.

      This Statement on Schedule 13D relates to Common Stock, par value $0.01 per share ("Common Stock"), of Global Pharmaceutical Corporation, a Delaware corporation ("Issuer"). The address of the Issuer's principal executive offices is Castor & Kensington Avenues, Philadelphia, Pennsylvania 19124.

Item 2. Identity and Background.

      This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds"), and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or


                               Page 8 of 15 Pages
final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On March 2, 1999, the US Fund entered into the Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between the Issuer and the US Fund (attached hereto as Exhibit 4 and incorporated herein by reference), to purchase, for a total purchase price of $2,585,600 (x) 25,856 shares of Series D Convertible Preferred Stock, $0.01 par value per share ("Series D Preferred Stock"), and (y) warrants ("US Fund Warrants") (pursuant to the Warrant Certificate issued by the Issuer to US Fund attached hereto as Exhibit 8 and incorporated herein by reference), to purchase up to 323,200 shares of Common Stock, of the Issuer. The Series D Preferred Stock is convertible into 1,292,800 shares of Common Stock. The US Fund purchased the Series D Preferred Stock and the US Fund Warrants, which were acquired by the US Fund at the closing on March 2, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

      On March 2, 1999, the Offshore Fund entered into the Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between the Issuer and the Offshore Fund, to purchase, for a total purchase price of $414,000, (x) 4,144 shares of Series D Preferred Stock and (y) warrants ("Offshore Fund Warrants") (pursuant to the Warrant Certificate issued by the Issuer to Offshore Fund), to purchase up to 51,800 shares of Common Stock (the US Fund Warrants and the Offshore Fund Warrants collectively referred to herein as the "Warrants"), of the Issuer. The Series D Preferred Stock is convertible into 207,200 shares of Common Stock. The Offshore Fund purchased the Series D Preferred Stock and the Offshore Fund Warrants, which were acquired by the Offshore Fund at closing on March 2, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

a) The Series D Preferred Stock and the Warrants deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

      Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.


                               Page 9 of 15 Pages

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Certificate of Designations for the Series D Convertible Preferred Stock (attached hereto as Exhibit 5 and incorporated herein by reference), so long as either (i) the Funds, any Affiliate, officer or employee of an Affiliate or investment fund managed by an Affiliate of the Funds to which the Funds may transfer record or beneficial ownership of any shares of Series D Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series D Preferred Stock ("Fleming Holder") own at least 50% of the outstanding shares of Series D Preferred Stock or (ii) any transferee (except for a Fleming Holder) of any shares of Series D Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series D Preferred Stock ("Transferee") owns at least 50% of the outstanding shares of Series D Preferred Stock and the Issuer consented to such Transferee (which consent shall not be unreasonably withheld), the holders of Series D Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect up to three (3) directors of the Issuer. So long as either (i) the Fleming Holders own at least 37.5% of the outstanding shares of Series D Preferred Stock or (ii) any Transferee owns at least 37.5% of the outstanding shares of Series D Preferred Stock and the Issuer consented to such Transferee (which consent shall not be unreasonably withheld), the holders of Series D Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect up to two (2) directors of the Issuer. So long as either (i) the Fleming Holders own at least 25% of the outstanding shares of Series D Preferred Stock or (ii) any Transferee owns at least 25% of the outstanding shares of Series D Preferred Stock and the Issuer consented to such Transferee (which consent shall not be unreasonably withheld), the holders of Series D Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

      Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in:
(e) any material change in the present capitalization or divided policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series D Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series D Preferred Stock are converted) or to sell or otherwise dispose of all or part of the Warrants beneficially owned by them (or any Shares of Common Stock into which such Warrants are exercised) in any manner permitted by law. In the event of a material


                               Page 10 of 15 Pages
change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5. Interest in Securities of the Issuer.

(a) On March 2, 1999, the US Fund purchased 25,856 shares of Series D Preferred Stock ("US Fund Preferred Stock"). The US Fund Preferred Stock is currently convertible into 1,292,800 shares of Common Stock ("US Fund Conversion Shares"), subject to certain antidilution provisions. On March 2, 1999, the US Fund purchased Warrants exercisable at $4.00 per share, subject to certain antidilution provisions, for up to 323,200 shares of Common Stock ("US Fund Warrant Shares").

      On March 2, 1999, the Offshore Fund purchased 4,144 shares of Series D Preferred Stock ("Offshore Fund Preferred Stock"). The Offshore Fund Preferred Stock is currently convertible into 207,200 shares of Common Stock ("Offshore Fund Conversion Shares"), subject to certain antidilution provisions. On March 2, 1999, the Offshore Fund purchased warrants exercisable at $4.00 per share, subject to certain antidilution provisions, for up to 51,800 shares of Common Stock ("Offshore Fund Warrant Shares").

      Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. RFH is the indirect 80% owner of RFI. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares.

      Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 2 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

      As of March 2, 1999, each of the Funds, each of Fleming Partners, Discovery, RFI and RFH may be deemed to have owned beneficially 22.2% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 6,588,450 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of February 11, 1999, (ii) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Preferred Stock and Offshore Fund Preferred Stock and (iii) the number of shares of Common Stock (375,000) issuable upon exercise of the Warrants.


                               Page 11 of 15 Pages

      The percentage is calculated by dividing 1,875,000 (which is the sum of 1,500,000 and 375,000) by 8,463,450 (which is the sum of 1,500,000, 375,000 and
6,588,450).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

      The Funds acquired their respective shares of Series D Preferred Stock pursuant to the Stock and Warrant Purchase Agreements, dated as of March 2, 1999, and executed by the Funds and the Issuer.

      The Funds acquired their respective Warrants pursuant to their respective Warrant Certificates, dated March 2, 1999, and executed by the Issuer. The Warrant Certificates contain certain antidilution provisions.

      A Stockholders' Agreement, dated as of March 2, 1999 (attached hereto as
Exhibit 6 and incorporated herein by reference), was entered into by the Issuer, Barry R. Edwards and each of the Funds. The Stockholders' Agreement provides that in the event Barry R. Edwards ("Edwards") proposes to transfer his shares ("Transferor Shares") to any Person ("Buyer"), as a condition to such Transfer, Edwards shall cause the Buyer to offer to purchase from each Fund up to that number of Series D Preferred Stock and Common Stock owned by any Fleming Holder or any Transferee ("Investor Shares") representing the same percentage of all Investor Shares owned by it as the Transferor Shares are of all Edwards Shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement.

      Pursuant to the Registration Rights Agreement, dated March 2, 1999 (attached hereto as Exhibit 7 and incorporated herein by reference), the Issuer has granted to the Fleming Holders and their permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including Common Stock issuable upon the conversion of Series D Preferred Stock) held by such stockholders.


                               Page 12 of 15 Pages

      Pursuant to the Certificate of Designations of the Series D Preferred Stock, filed with the Secretary of State of Delaware on February 26, 1999 (attached hereto as Exhibit 5 and incorporated herein by reference), the Fleming Holders currently are entitled to one vote per share of Common Stock into which each share of Series D Preferred Stock is convertible. The Fleming Holders are entitled to receive dividends in an amount equal to the equivalent per share dividend declared on the Common Stock, when and as declared by the Board of Directors. In addition, under the Certificate of Designations of the Series D Preferred Stock, the Fleming Holders are entitled to elect certain members of the Issuer's Board of Directors, as more fully set forth in Item 5 herein and
Section 4(c) of the Certificate of Designations of the Series D Preferred Stock.

      In the Limited Partnership Agreements of the US Fund and the Offshore Fund, each dated as of September 27, 1996 (attached hereto as Exhibits 3 and 2, and incorporated herein by reference), the Funds and their respective limited partners agreed that (i) all investment opportunities would be apportioned between the Funds in proportion to the relative amounts of capital committed to each Fund and (ii) the Funds would sell or otherwise dispose of their investments at substantially the same time, on substantially the same terms, in amounts proportionate to the relative size of their investments.

      The foregoing response to this Item 6 is qualified in its entirety by reference to the Stock and Warrant Purchase Agreements, the Stockholders' Agreement, the Certificate of Designations, the Registration Rights Agreement and the Warrant Certificates.

      Except as set forth in this Item 6 and Items 3, 4 and 5 of this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


                               Page 13 of 15 Pages

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 -    Joint Filing Agreement.

      Exhibit 2 -    Limited Partnership Agreement of Fleming Discovery Offshore
                     Fund III, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

      Exhibit 3 -    Limited Partnership Agreement of Fleming US Discovery Fund
                     III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

      Exhibit 4 -    Stock and Warrant Purchase Agreement, dated as of March 2,
                     1999, between Global Pharmaceutical Corporation and Fleming
                     US Discovery Fund III, L.P.

      Exhibit 5 -    Certificate of Designations of Series D Convertible
                     Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on February 26, 1999.

      Exhibit 6 -    Stockholders' Agreement, dated as of March 2, 1999, among
                     Global Pharmaceutical Corporation, Barry R. Edwards,
                     Fleming US Discovery Fund III, L.P. and Fleming US
                     Discovery Offshore Fund III, L.P.

      Exhibit 7 -    Registration Rights Agreement, dated as of March 2, 1999
                     among Global Pharmaceutical Corporation, Fleming US
                     Discovery Fund III, L.P. and Fleming US Discovery Offshore
                     Fund III, L.P.

      Exhibit 8 -    Warrant Certificate, dated March 2, 1999, between Global
                     Pharmaceutical Corporation and Fleming US Discovery Fund
                     III, L.P.

      Exhibit 9 -    Press Release issued by the Issuer on March 3, 1999
                     (incorporated by reference to the same document included as Exhibit 99 to Form 8-K filed by the Issuer on March 5,
                     1999, under SEC File No. 0-27354).

      Appendix 1-    Address, Organization and Principal Business of Each
                     Reporting Person Required by Item 2

      Appendix 2-    Information About Each Reporting Person Required by Item 2


                               Page 14 of 15 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

March 12, 1999

                                    FLEMING US DISCOVERY FUND III, L.P.
                                      By: Fleming US Discovery Partners, L.P.,
                                            its general partner
                                          By: Fleming US Discovery, LLC, its
                                                general partner

                                              By: /s/ Robert L. Burr
                                                  ------------------------------
                                                  Robert L. Burr, Director


                                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                                      By: Fleming US Discovery Partners, L.P.,
                                            its general partner
                                              By: Fleming US Discovery, LLC, its
                                                    general partner

                                                  By: /s/ Robert L. Burr
                                                      --------------------------
                                                      Robert L. Burr, Director


                                    FLEMING US DISCOVERY PARTNERS, L.P.
                                      By: Fleming US Discovery, LLC, its
                                            general partner

                                          By: /s/ Robert L. Burr
                                              ----------------------------------
                                              Robert L. Burr, Director


                                    FLEMING US DISCOVERY, LLC

                                          By: /s/ Robert L. Burr
                                              ----------------------------------
                                              Robert L. Burr, Director


                                    ROBERT FLEMING, INC.

                                          By: /s/ Robert L. Burr
                                              ----------------------------------
                                              Robert L. Burr, Director


                                    ROBERT FLEMING HOLDINGS, LTD.

                                          By: /s/ Arthur A. Levy
                                              ----------------------------------
                                              Arthur A. Levy, Director


                               Page 15 of 15 Pages